SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAJESCO ENTERTAINMENT COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)
560690208

  (CUSIP Number)

Barry Honig
555 South Federal Highway #450,
Boca Raton, FL 33432

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Barry Honig
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

657,889 (1) (2)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	201,546 (3) (4)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	657,889 (1) (2)
10	SHARED DISPOSITIVE POWER

201,546 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,435 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.89% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

IN

(1)
Represents 657,889 shares of common stock, par value $0.001 per share (the “Common Stock”) of Majesco Entertainment Company (the “Company”) held by Barry Honig, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction, as defined in the award.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock held by Mr. Honig, and 1,575,600 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Mr. Honig. Conversions by any holder of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Honig’s ownership has been limited accordingly.

(3)
Includes 91,076 shares of Common Stock held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power and 110,470 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which Mr. Honig holds voting and dispositive power.

(4)
Excludes 154,657 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig, for which Mr. Honig is Trustee and over which he holds voting and dispositive power; 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC, for which Mr. Honig is a Manager and over which Mr. Honig has voting and dispositive power; and 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 333,333 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K, for which Mr. Honig is Trustee and over which he holds voting and dispositive power. Conversions by any holder of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in a holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	91,076 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

91,076 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.836% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 333,333 shares of Common Stock underlying shares of Series D Convertible Preferred Stock. Conversions by any holder of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	110,470 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

110,470 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.014% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 154,657 shares of Common Stock underlying shares of Series A Convertible Preferred Stock. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly,

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share ("Common Stock"), of Majesco Entertainment Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4041-T Hadley Road, South Plainfield, NJ 07080.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, GRQ Consultants, Inc. 401K, GRQ Consultants, Inc. Roth 401K FBO Barry Honig and Marlin Capital Investments, LLC (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital, with the exception of 400,000 shares of the Issuer’s common stock, which represent a restricted stock award (the “Award”) under the 2014 Equity Incentive Plan approved by the Company’s shareholders. The Award was granted to Barry Honig in connection with his appointment as the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors, on September 30, 2015, the same date on which the Award was granted.

Item 4. Purpose of Transaction

All of the Company’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)
Barry Honig beneficially owns, together with all affiliates, an aggregate of 859,435 shares of Common Stock, or 7.89% of the Company’s issued and outstanding shares of Common Stock (based on 10,890,701 shares outstanding as of October 2, 2015), including (i) 657,889 shares directly held by Barry Honig, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award; (ii) 91,076 shares of Common Stock held by GRQ Consultants, Inc. 401K and (iii) 110,470 shares of Common Stock held by GRQ Consultants Inc. Roth 401K FBO Barry Honig.

Excludes: (i) 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,600 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Mr. Honig; (ii) 154,657 shares of Common Stock underlying shares of Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig; (iii) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLCand (iv) 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 333,333 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K.

Mr. Honig is the Trustee of GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig and the Manager of Marlin Capital Investments, LLC, and in such capacities he has voting and dispositive power over the securities held by such entities.

(b)	Barry Honig may be deemed to hold sole voting and dispositive power over 657,889 shares of Common Stock (1) (2) and shared voting and dispositive power over 201,546 shares of Common Stock (3) (4).

GRQ Consultants, Inc. 401K may be deemed to hold shared voting and dispositive power over 91,076 shares of Common Stock (5).

GRQ Consultants Inc. Roth 401K FBO Barry Honig may be deemed to hold shared voting and dispositive power over 110,470 shares of Common Stock (6).

(c)	Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the past sixty days.

On September 30, 2015, Barry Honig entered into a Restricted Stock Agreement with the Company, in connection with his appointment on the same day as Chief Executive Officer and Chairman of the Company’s Board of Directors. Pursuant to the Restricted Stock Agreement, Mr. Honig received 400,000 shares of Common Stock under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such shares per month or upon a Qualified Transaction as defined in the agreement.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 859,435 shares of common stock reported in Item 5(a).

(e)	Not applicable.

(1)
Includes 657,889 shares directly held by Barry Honig, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,600 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Mr. Honig.

(3)	Includes 91,076 shares of Common Stock held by GRQ Consultants, Inc. 401K and 110,470 shares of Common Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig.

(4)
Excludes (i) 154,657 shares of Common Stock underlying shares of Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig; (ii) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC; and (iii) 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 333,333 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K. Conversions by any holder of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in a holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(5)
 Excludes 833,334 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 333,333 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by GRQ Consultants, Inc. 401K. Conversions by any holder of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, exceeding 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(6)
Excludes 154,657 shares of Common Stock underlying shares of Series A Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, exceeding 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Marlin Capital Investments, LLC, GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015	/s/ Barry Honig
Barry Honig

Dated: October 9, 2015	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: October 9, 2015	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: October 9, 2015	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Barry Honig
Barry Honig, Manager

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Marlin Capital Investments, LLC, GRQ Consultants, Inc. 401K and GRQ Consultants, Inc. Roth 401K FBO Barry Honig